BancWest Corporation and Subsidiaries
PART IV

Exhibit 12. Computation of Ratios

BancWest Corporation and Subsidiaries

Computation of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31,
(dollars in thousands)	2004	2003	2002	2001	2000
Income before income taxes	$772,070	$711,632	$595,326	$426,116	$368,621
Fixed charges (1):
Interest expense	442,825	385,207	465,330	507,135	562,922
Rental expense	16,884	18,353	21,332	15,531	15,290

	459,709	403,560	486,662	522,666	578,212
Less interest on deposits	203,407	180,232	281,466	393,263	458,204

Net fixed charges	256,302	223,328	205,196	129,403	120,008

Earnings, excluding interest on deposits	$1,028,372	$934,960	$800,522	$555,519	$488,629

Earnings, including interest on deposits	$1,231,779	$1,115,192	$1,081,988	$948,782	$946,833

Ratio of earnings to fixed charges:
Excluding interest on deposits	4.01x	4.19x	3.90x	4.29x	4.07x
Including interest on deposits	2.68x	2.76x	2.22x	1.82x	1.64x

(1)	For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consist of the foregoing items plus interest on deposits.

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